James M. Prince  jprince@velaw.com
Tel +1.713.758.3710  Fax +1.713.615.5962

VIA EDGAR

January 13, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                             Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015

File No. 1-10924

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we acknowledged receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 15, 2015, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2014 (the “Comment Letter”) in a letter to the Staff on December 18, 2015.

Per our discussion with you on January 12, 2016, we continue to work with CWEI to prepare a response to the Comment Letter and furnish the requested information to the Staff.  Due to (i) the inquiries related to 2015 year-end reserves in the Comment Letter and (ii) the ongoing work by CWEI and its board of directors relating to the completion of the 2015 year-end reserve reporting process, CWEI will be delayed in furnishing its response to the Staff.  CWEI respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to complete its 2015 year-end reserve process and consider the Staff’s comments.  CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Friday, January 29, 2016.

Very truly yours,

/S/ JAMES M. PRINCE

James. M. Prince

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